Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CAMPING WORLD HOLDINGS, INC.

Camping World Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.The original Certificate of Incorporation of the Corporation was filed with the Office of the Secretary of State of the State of Delaware on March 8, 2016 (the “Certificate of Incorporation”).  The name under which the Corporation was originally incorporated was CWGS, Inc.

2.The Corporation is filing this Amended and Restated Certificate of Incorporation of the Corporation (the “Amended and Restated Certificate of Incorporation”), which restates, integrates and further amends the Certificate of Incorporation, as heretofore amended (the “Original Certificate”), and which was duly adopted by all necessary action of the board of directors of the Corporation (the “Board of Directors”) and the stockholders of the Corporation in accordance with the provisions of Sections 242, 245 and 228 of the General Corporation Law of the State of Delaware (the “DGCL”).

3.The text of the Original Certificate is hereby amended and restated in its entirety by this Amended and Restated Certificate of Incorporation to read in full as follows:

ARTICLE I.

The name of the corporation is Camping World Holdings, Inc.

ARTICLE II.

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801.  The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III.

The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it is to engage in any lawful act or activity for which corporations may be organized under the DGCL, including, without limitation, (i) investing in securities of CWGS Enterprises, LLC, a Delaware limited liability company, or any successor entities thereto (“CWGS LLC”) and any of its subsidiaries, (ii) exercising all rights, powers, privileges and other incidents of ownership or possession with respect to the Corporation’s assets, including managing, holding, selling and disposing of such assets and (iii) engaging in any other activities incidental or ancillary thereto.

ARTICLE IV.

Section 4.1     Authorized Stock.  The total number of shares of all classes of stock that the Corporation is authorized to issue is three hundred forty five million and one (345,000,001), consisting of:

(a)       Two hundred fifty million (250,000,000) shares of Class A common stock, with a par value of $0.01 per share (the “Class A Common Stock”);

(b)     Seventy five million (75,000,000) shares of Class B common stock, with a par value of $0.0001 per share (the “Class B Common Stock”);

(c)     One (1) share of Class C common stock, with a par value of $0.0001 per share (the “Class C Common Stock”, and together with the Class A Common Stock and the Class B Common Stock, the “Common Stock”); and

(d)     Twenty million (20,000,000) shares of preferred stock, with a par value of $0.01 per share (the “Preferred Stock”).

Section 4.2     Preferred Stock.  The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series and to fix the powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the authority to fix or alter the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption (including sinking and purchase fund provisions), the redemption price or prices, restrictions on the issuance of shares of such series, the dissolution preferences and the rights in respect to any distribution of assets of any wholly unissued series of Preferred Stock and the number of shares constituting any such series, and the designation thereof, or any of them and to increase or decrease the number of shares of any series so created (except where otherwise provided in the Preferred Stock Designation), subsequent to the issue of that series but not below the number of shares of such series then outstanding.  In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.  There shall be no limitation or restriction on any variation between any of the different series of Preferred Stock as to the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof; and the several series of Preferred Stock may vary in any and all respects as fixed and determined by the resolution or resolutions of the Board of Directors or by a committee of the Board of Directors, providing for the issuance of the various series of Preferred Stock.

Section 4.3     Number of Authorized Shares. The number of authorized shares of any of the Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote thereon, without a separate vote of any holders of the Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock, or of any series thereof, unless a separate vote of any such holders is required pursuant to the terms of any Preferred Stock Designation, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Section 4.4     Common Stock.  The powers, preferences and rights of the Class A Common Stock, the Class B Common Stock and the Class C Common Stock, and the qualifications, limitations or restrictions thereof are as follows:

(a)      Voting Rights.  Except as otherwise required by law,

(i)     Each share of Class A Common Stock shall entitle the record holder thereof as of the applicable record date to one (1) vote per share in person or by proxy on all matters submitted to a vote of the holders of Class A Common Stock, whether voting separately as a class or otherwise.

(ii)     Each share of Class B Common Stock shall entitle the record holder thereof as of the applicable record date to one (1) vote per share in person or by proxy on all matters submitted to a vote of the holders of Class B Common Stock, whether voting separately as a class or otherwise; provided, that so long as ML Acquisition Company, LLC, a Delaware limited liability company (“ML Acquisition”), and its Permitted Transferees (as defined below) of Common Units (as defined below) (collectively, the “ML Related Parties”) beneficially own, directly or indirectly, twenty-seven and five-tenths percent (27.5%) or more of all Common Units issued and outstanding, all shares of Class B Common Stock held by the ML Related Parties shall entitle such ML Related Parties as of the applicable record date on all matters submitted to a vote of the holders of Class B Common Stock, whether voting separately as a class or otherwise to the number of votes per share equal to the minimum number of whole votes per share that are necessary such that, if all holders of Class B Common Stock and all holders of each other class or series of Common Stock, Preferred Stock and other classes of capital stock of the Corporation (if any) were to cast all votes they are entitled to cast on such matter, such ML Related Parties (with respect to their Class B Common Stock) voting on such matter would cast in the aggregate forty-seven percent (47%) of the total votes cast by all such holders on such matters.  As used in this Amended and Restated Certificate of Incorporation, “Common Unit” means a membership interest in CWGS LLC, authorized and issued under the Amended and Restated Limited Liability Company Agreement of CWGS LLC, dated as of the Effective Date, as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time (the “LLC Agreement”), and constituting a “Common Unit” as defined in such LLC Agreement.

(iii)     Subject to Section 4.4(e)(iii), the share of Class C Common Stock shall entitle the record holder thereof as of the applicable record date on all matters submitted to a vote of the holder of Class C Common Stock, whether voting separately as a class or otherwise, in person or by proxy, to the number of votes per share equal to the minimum number of whole votes per share that are necessary such that, if the holder of Class C Common Stock and all holders of each other class or series of Common Stock, Preferred Stock and other classes of capital stock of the Corporation (if any) were to cast all votes they are entitled to cast on such matter, such holder of Class C Common Stock (with respect to its Class C Common Stock) voting on such matter would cast in the aggregate five percent (5%) of the total votes cast by all such holder on such matters.

(iv)     Except as otherwise required in this Amended and Restated Certificate of Incorporation or by applicable law, the holders of shares of Common Stock shall vote together as a single class (or, if any holders of shares of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock) on all matters submitted to a vote of stockholders of the Corporation.

(b)     Dividends and Distributions.  Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends, dividends may be declared and paid on the Class A Common Stock out of the assets or funds of the Corporation that are by law available therefor, at such times and in such amounts as the Board of Directors in its discretion shall determine.  Dividends shall not be declared or paid on the Class B Common Stock or the Class C Common Stock.

(c)     Liquidation Rights. In the event of liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and after making provisions for preferential and other amounts, if any, to which the holders of Preferred Stock shall be entitled, the remaining assets and funds of the Corporation available for distribution shall be divided among and paid ratably to the holders of all outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock in proportion to the number of shares held by each such stockholder; provided, that the holders of shares of Class B Common Stock and Class C Common Stock shall be entitled to receive $0.01 per share, and upon receiving such amount, the holders of shares of Class B Common Stock and Class C Common Stock, as such, shall not be entitled to receive any other assets or funds of the Corporation.  A consolidation, reorganization or merger of the Corporation with any other Person or Persons (as defined below), or a sale of all or substantially all of the assets of the Corporation, shall not be considered to be a dissolution, liquidation or winding up of the Corporation within the meaning of this Section 4.4(c).

(d)     Class B Common Stock.

(i)     Shares of Class B Common Stock may be issued only to, and registered in the name of, the ML Related Parties and CVRV Acquisition LLC, a Delaware limited liability company (“Crestview”) and its Permitted Transferees (as defined below) (the “Crestview Holders”, and together with the ML Related Parties, the “Permitted Class B Owners”).

(ii)     The Corporation shall, to the fullest extent permitted by law, undertake all necessary and appropriate action to ensure that the number of shares of Class B Common Stock issued by the Corporation at any time to any Permitted Class B Owner shall be equal to the aggregate number of Common Units held of record by such Permitted Class B Owner in accordance with Article VI, as applicable.

(iii)     From and after the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), additional shares of Class B Common Stock may be issued only to, and registered in the name of, the Permitted Class B Owners in accordance with Article VI and the aggregate number of shares of Class B Common Stock following any such issuance registered in the name of each such Permitted Class B Owner must be equal to the aggregate number of Common Units held of record by such Permitted Class B Owner under the LLC Agreement as set forth in Section 4.4(d)(ii).

(iv)     In the event that (1) the Corporation undergoes a merger, consolidation or other business transaction in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash and/or any other property, other than a merger or consolidation that would result in the shares of Common Stock, Preferred Stock and/or any other class or classes of capital stock of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than fifty percent (50%) of the combined voting power of the shares of capital stock of such surviving or resulting entity outstanding immediately after such merger or consolidation, or (2) there is any tender or exchange offer by any third party to acquire shares of Class B Common Stock, then the holders of shares of Class B Common Stock shall be entitled to receive $0.01 per share of Class B Common Stock, and upon receiving such amount, the holders of shares of Class B Common Stock, as such, shall not be entitled to receive any other assets or funds with respect to the Class B Common Stock.

(e)     Class C Common Stock.

(i)     The share of Class C Common Stock shall be issued only to, and registered in the name of, ML RV Group, LLC, a Delaware limited liability company (together with its successors, “ML RV Group”).

(ii)     From and after the Effective Time, no additional shares of Class C Common Stock shall be issued by the Corporation.

(iii)     Notwithstanding anything to the contrary set forth in this Amended and Restated Certificate of Incorporation, upon the occurrence of a Change of Control (as defined below) or a transfer of the share of Class C Common Stock, the outstanding share of Class C Common Stock shall, to the fullest extent permitted by law, automatically lose all voting rights (including those set forth herein) and become a non-voting share, and upon transfer to the Corporation by the holder thereof shall be cancelled for no consideration upon a transfer of such share (and the Corporation shall, to the fullest extent permitted by applicable law, take all actions necessary to retire such share transferred to the Corporation and such share shall not be re-issued by the Corporation).

(iv)     As used in this Amended and Restated Certificate of Incorporation, “Change of Control” means the occurrence of any of the following events:

(A)     any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act (excluding the ML Related Parties and Crestview)) becomes the beneficial owner of shares of Common Stock, Preferred Stock and/or any other class or classes of capital stock of the Corporation (if any) representing in the aggregate more than fifty percent (50%) of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote;

(B)     the stockholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation;

(C)     the merger or consolidation of the Corporation with any other Person, other than a merger or consolidation that would result in the shares of Common Stock, Preferred Stock and/or any other class or classes of capital stock of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than fifty percent (50%) of the combined voting power of the shares of capital stock of such surviving or resulting entity outstanding immediately after such merger or consolidation;

(D)     the Corporation ceases to be the sole managing member of CWGS LLC; or

(E)     the ML Related Parties beneficially own, directly or indirectly, less than twenty-seven and five-tenths percent (27.5%) of all outstanding Common Units.

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions.

Section 4.5     Transfer of Class B Common Stock and Class C Common Stock.

(a)      A holder of Class B Common Stock or a holder of Class C Common Stock may surrender shares of Class B Common Stock or Class C Common Stock, as applicable, to the Corporation for no consideration at any time.  Following the surrender of any shares of Class B Common Stock or Class C Common Stock, as applicable, to the Corporation, the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation.

(b)      Except as set forth in Section 4.5(a): (i) a holder of Class B Common Stock may transfer or assign shares of Class B Common Stock (or any legal or beneficial interest in such shares) to any transferee or assignee only to the extent permitted by the LLC Agreement (a “Permitted Transfer” and a holder of Class B Common Stock pursuant to a Permitted Transfer, a “Permitted Transferee”) and only if such holder also simultaneously Transfers an equal number of such holder’s Common Units to such transferee in compliance with the LLC Agreement, and

(ii) a holder of Class C Common Stock shall not, directly or indirectly, sell, exchange, assign, transfer, convey, give, hypothecate or dispose of shares (or any legal or beneficial interest in such share or shares) of Class C Common Stock to any Person, as the shares of Class C Common Stock are exclusively issued to ML RV Group and are personal to it and non-transferable.  The transfer restrictions described in this Section 4.5(b) are referred to as the “Restrictions”.

(c)      Any purported transfer of shares of Class B Common Stock or Class C Common Stock, as applicable, in violation of the Restrictions shall be null and void.  If, notwithstanding the Restrictions, a person shall, voluntarily or involuntarily, purportedly become or attempt to become, the purported owner (“Purported Owner”) of shares of Class B Common Stock or Class C Common Stock, as applicable, in violation of the Restrictions, then the Purported Owner shall not obtain any rights in and to such shares of Class B Common Stock (the “Restricted Class B Shares”) or such shares of Class C Common Stock (the “Restricted Class C Shares”, and together with the Restricted Class B Shares, the “Restricted Shares”), and the purported transfer of the Restricted Shares to the Purported Owner shall not be recognized by the Corporation, the Corporation’s transfer agent (the “Transfer Agent”) or the Secretary of the Corporation, as determined by the Board of Directors and each Restricted Share shall, to the fullest extent permitted by law, automatically, without any further action on the part of the Corporation, the holder thereof, or any other party, lose all voting rights as set forth herein and become a non-voting share.

(d)      Upon a determination by the Board of Directors that a Person has attempted or may attempt to transfer or to acquire Restricted Shares in violation of the Restrictions, the Board of Directors may take such action as it deems advisable to refuse to give effect to such transfer or acquisition on the books and records of the Corporation, including without limitation to cause the Transfer Agent or the Secretary of the Corporation, as applicable, to not record the Purported Owner as the record owner of the Restricted Shares, and to institute proceedings to enjoin or rescind any such transfer or acquisition.

(e)      The Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures not inconsistent with the provisions of this Section 4.5 for determining whether any transfer or acquisition of shares of Class B Common Stock would violate the Restrictions and for the orderly application, administration and implementation of the provisions of this Section 4.5.  Any such procedures and regulations shall be kept on file with the Secretary of the Corporation and with its Transfer Agent and shall be made available for inspection by any prospective transferee and, upon written request, shall be mailed to holders of shares of Class B Common Stock.

(f)      The Board of Directors shall have all powers necessary to implement the Restrictions, including without limitation the power to prohibit the transfer of any shares of Class B Common Stock and/or Class C Common Stock on the books and records of the Corporation in violation thereof.

Section 4.6      Certificates. All certificates or book entries representing shares of Class B Common Stock and Class C Common Stock, as the case may be, shall bear a legend substantially in the following form (or in such other form as the Board of Directors may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE][BOOK ENTRY] ARE SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE CORPORATION (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE TO ANY STOCKHOLDER MAKING A REQUEST THEREFOR).

Section 4.7     Fractions.   The Common Stock may be issued and transferred in fractions of a share which shall entitle the holder to exercise voting rights and to have the benefit of all other rights of holders of Common Stock.  Subject to the Restrictions, holders of shares of Common Stock shall be entitled to transfer fractions thereof and the Corporation shall, and shall cause the Transfer Agent to, facilitate any such transfers, including by issuing certificates or making book entries representing any such fractional shares.  For all purposes of this Amended and Restated Certificate of Incorporation, all references to Common Stock or any share thereof (whether in the singular or plural) shall be deemed to include references to any fraction of a share of Common Stock.

ARTICLE V.

The Corporation shall at all times reserve and keep available out of its authorized but unissued shares or other securities at least as many shares or other securities equal to the number of Common Units held by the members of CWGS LLC (other than the Corporation).

ARTICLE VI.

Section 6.1     Common Units and Common Stock Ratio.  The Corporation shall, to the fullest extent permitted by law, undertake all actions, including, without limitation, a reclassification, dividend, division or recapitalization, with respect to:

(a)      the shares of Class A Common Stock necessary to maintain at all times a one-to-one ratio between the number of Common Units owned by the Corporation and the number of outstanding shares of Class A Common Stock, disregarding, for purposes of maintaining the one-to-one ratio, (i) shares of Class A Common Stock issuable pursuant to awards granted under the Corporation’s 2016 Incentive Award Plan (the “2016 Incentive Award Plan”), and any other stock incentive plan adopted by the Corporation from time to time, that have not vested thereunder, (ii) treasury stock, or (iii) Preferred Stock or other debt or equity securities (including without limitation warrants, options and rights) issued by the Corporation that are convertible or exercisable or exchangeable for Class A Common Stock (except to the extent such securities have been converted, exercised or exchanged for Class A Common Stock and the net proceeds from such other securities, including without limitation any exercise or purchase price payable upon conversion, exercise or exchange thereof, has been contributed by the Corporation to the equity capital of the LLC).

(b)      the shares of Class B Common Stock necessary to maintain at all times a one-to-one ratio between the number of Common Units owned by all Permitted Class B Owners and the number of outstanding shares of Class B Common Stock owned by all Permitted Class B Owners.

Section 6.2     Common Units and Common Stock Ratio upon a Stock Split.  The Corporation shall not undertake or authorize any subdivision (by any stock split, stock dividend, reclassification, recapitalization or similar event) or combination (by reverse stock split, reclassification, recapitalization or similar event) of (i) the Class A Common Stock that is not accompanied by an identical subdivision or combination of the Common Units to maintain at all times a one-to-one ratio between the number of Common Units owned by the Corporation and the number of outstanding shares of Class A Common Stock, unless such action is necessary to maintain at all times a one-to-one ratio between the number of Common Units owned by the Corporation and the number of outstanding shares of Class A Common Stock; or (ii) the Class B Common Stock that is not accompanied by an identical subdivision or combination of the Common Units to maintain at all times, subject to the provisions of this Amended and Restated Certificate of Incorporation, a one-to-one ratio between the number of Common Units owned by all Permitted Class B Owners and the number of outstanding shares of Class B Common Stock owned by all Permitted Class B Owners, unless, such action is necessary to maintain at all times a one-to-one ratio between the number of Common Units owned by all Permitted Class B Owners and the number of outstanding shares of Class B Common Stock owned by all Permitted Class B Owners.

Section 6.3     Common Units and Class A Common Stock Ratio upon a Sale or Repurchase.  The Corporation shall not issue, transfer or deliver from treasury stock or repurchase shares of Class A Common Stock unless in connection with any such issuance, transfer, delivery or repurchase the Corporation takes or authorizes all requisite action such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of Common Units owned by the Corporation will equal on a one-for-one basis the number of outstanding shares of Class A Common Stock, disregarding, for purposes of maintaining the one-to-one ratio, (i) shares of Class A Common Stock issuable pursuant to awards granted under the 2016 Incentive Award Plan, and any other stock incentive plan adopted by the Corporation from time to time, that have not vested thereunder, (ii) treasury stock or (iii) Preferred Stock or other debt or equity securities (including without limitation warrants, options and rights) issued by the Corporation that are convertible or exercisable or exchangeable for Class A Common Stock (except to the extent such securities have been converted, exercised or exchanged for Class A Common Stock and the net proceeds from such other securities, including without limitation any exercise or purchase price payable upon conversion, exercise or exchange thereof, has been contributed by the Corporation to the equity capital of the LLC). The Corporation shall not issue, transfer or deliver from treasury stock or repurchase or redeem shares of Preferred Stock unless in connection with any such issuance, transfer, delivery, repurchase or redemption the Corporation takes all requisite action such that, after giving effect to all such issuances, transfers, repurchases or redemptions, the Corporation holds (in the case of any issuance, transfer or delivery) or ceases to hold (in the case of any repurchase or redemption) equity interests in CWGS LLC which (in the good faith determination by the Board of Directors) are in the aggregate substantially equivalent in all respects to the outstanding Preferred Stock so issued, transferred, delivered, repurchased or redeemed.

Section 6.4     Common Units and Class A Common Stock Ratio upon a Merger.  Unless otherwise consented to in writing by the Permitted Class B Owners, the Corporation shall not consolidate, merge, combine or consummate any other transaction (other than an action or transaction for which an adjustment is provided in one of the preceding paragraphs of this Article VI or in Article IV) in which shares of Class A Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash and/or any other property (a “Transaction”), unless in connection with any such Transaction each Common Unit that is redeemable by the holder thereof pursuant to the terms of the LLC Agreement for, at the option of the Corporation, a share of Class A Common Stock or a cash payment, shall be entitled to be exchanged for or converted into (without duplication of any corresponding share of Class A Common Stock which the Corporation may elect to issue upon a redemption of such Common Unit by the holder thereof) the same kind and amount of stock or securities, cash and/or any other property, as the case may be, into which or for which each share of Class A Common Stock is exchanged or converted (such stock or securities, cash and/or property shall be referred to herein as the “Consideration”), to maintain at all times a one-to-one ratio between (x) the Consideration issuable in such Transaction in exchange for or conversion of one share of Class A Common Stock and (y) the Consideration issuable in such Transaction in exchange for or conversion of one Common Unit.

ARTICLE VII.

The Board of Directors is expressly authorized to adopt, amend and repeal the bylaws of the Corporation (the “Bylaws”).

ARTICLE VIII.

Section 8.1     Ballot. Elections of the directors comprising the Board of Directors (each such director, in such capacity, a “Director”) need not be by written ballot unless the Bylaws shall so provide.

Section 8.2     Number and Terms of the Board of Directors.  Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of Directors shall be fixed from time to time exclusively by resolutions adopted by the Board of Directors; provided, that for as long as the voting agreement, dated as of October 6, 2016, by and among the Corporation and the other Persons party thereto (the “Voting Agreement”) is in effect, the number of Directors shall never be less than the aggregate number of Directors that the parties to the Voting Agreement are entitled to designate from time to time pursuant to Section 1 thereof.

Section 8.3     Newly Created Directorships and Vacancies.  Subject to Section 2(c) of the Voting Agreement with respect to the rights of certain parties to fill vacancies on the Board of Directors (but only to the extent the Voting Agreement remains in effect) and except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock then outstanding, unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the Directors then in office, though less than a quorum, or by a sole remaining Director entitled to vote thereon, and not by the stockholders.  Any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen and until his successor shall be elected and qualified.

Section 8.4     Removal for Cause.  Subject to the rights of the holders of any series of Preferred Stock then outstanding and except as provided in Section 2(b) of the Voting Agreement, for as long as this Amended and Restated Certificate of Incorporation provides for a staggered Board of Directors, any Director, or the entire Board of Directors, may be removed only for cause, at a meeting called for that purpose.

Section 8.5     Staggered Board.  At the Effective Time, the Directors shall be classified, with respect to the time for which they shall hold their respective offices, by dividing them into three (3) classes, with each Director then in office to be designated as a Class I Director, a Class II Director or a Class III Director, with each class to be apportioned as nearly equal in number as possible.  Directors shall be assigned to each class in accordance to a resolution or resolutions adopted by the Board of Directors.  The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders of the Corporation following the Effective Time; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders following the Effective Time; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders following the Effective Time.  At each annual meeting of stockholders beginning with the first annual meeting of stockholders following the Effective Time, the successors of the class of Directors whose term expires at that meeting shall be elected to hold office for a term expiring at the third annual meeting of stockholders to be held following their election, with each Director in each such class to hold office until his or her successor is duly elected and qualified, subject to such Director’s earlier death, resignation or removal in accordance with Section 8.4 of this Amended and Restated Certificate of Incorporation.  The Board of Directors is authorized to assign each Director already in office at the Effective Time, as well as each Director elected or appointed to a newly created directorship due to an increase in the size of the Board of Directors, to Class I, Class II or Class III, provided that the class assignments of the initial CV Directors, the initial ML Directors and the initial ML RV Director (as such terms are defined in the Voting Agreement) shall be as set forth in Section 3 of the Voting Agreement.

Section 8.6     Notice.  Advance notice of stockholder nominations for election of Directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

Section 8.7     Committees.  To the extent required by the Voting Agreement, (i) each committee designated by the Board of Directors shall consist of no less than two (2) Directors, and (ii) the Board of Directors shall ensure, subject its fiduciary duties and the Voting Agreement, that the percentage of CV Directors and ML Directors (each as defined in the Voting Agreement) appointed to serve on any such committee matches, as nearly as practical, the percentage of CV Directors and ML Directors serving on the Board of Directors as a whole from time to time.

ARTICLE IX.

Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares of the relevant class(es) or series of stock of the Corporation representing not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Corporation then issued and outstanding (other than treasury stock) entitled to vote thereon were present and voted and delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded; provided,  however, that, subject to the rights of any series of Preferred Stock permitting the holders of such series of Preferred Stock to act by written consent, and except as provided in Section 6.4, after the date on which the ML Related Parties beneficially own, directly or indirectly, in the aggregate less than twenty-seven and five-tenths percent (27.5%) of all Common Units issued and outstanding, any action required or permitted to be taken by stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

ARTICLE X.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute and subject to obtaining any written approval(s) required under Section 4(b)(iv) of the Voting Agreement, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, that any amendment to this Amended and Restated Certificate of Incorporation that gives holders of the Class B Common Stock and/or the Class C Common Stock (i) any rights to receive dividends or any other kind of distribution, (ii) any right to convert into or be exchanged for Class A Common Stock or (iii) any other economic rights shall, in addition to the affirmative vote of the holders of a majority of the voting power of all of the outstanding voting stock of the Corporation, be effective only upon the affirmative vote of a majority of shares of Class A Common Stock voting separately as a class; provided,  further, that after the date on which the ML Related Parties beneficially own, directly or indirectly, in the aggregate less than twenty-seven and five-tenths percent (27.5%) of all of the outstanding Common Units, the affirmative vote of the holders of Common Stock and Preferred Stock then outstanding representing sixty-six and two-thirds percent (66 2/3%) or more of the votes which all the holders of Common Stock and Preferred Stock would be entitled to cast in any election of directors shall be required to amend, alter, change or repeal or to adopt any provision contained in this Amended and Restated Certificate of Incorporation.  If any provision or provisions of this Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any sentence of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XI.

The Corporation is authorized to indemnify, and to advance expenses to, each current, former or prospective Director, officer, employee or agent of the Corporation to the fullest extent permitted by Section 145 of the DGCL.  To the fullest extent permitted by the laws of the State of Delaware, no Director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  No amendment to, or modification or repeal of, this Article XI shall adversely affect any right or protection of a Director or of any officer, employee or agent of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, modification or repeal.

ARTICLE XII.

Section 12.1     Corporate Opportunity. To the fullest extent permitted by the laws of the State of Delaware, (a) the Corporation hereby renounces all interest and expectancy that it otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) the Board of Directors or any Director, (ii) any stockholder, officer or agent of the Corporation, or (iii) any Affiliate of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in its capacity as an employee or Director of the Corporation or its subsidiaries; (b) no stockholder and no Director, in each case, that is not an employee of the Corporation or its subsidiaries, will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Corporation or its subsidiaries from time to time is engaged or proposes to engage or (ii) otherwise competing, directly or indirectly, with the Corporation or any of its subsidiaries; and (c) if any stockholder or any Director, in each case, that is not an employee of the Corporation or its subsidiaries, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such stockholder or such Director or any of their respective Affiliates, on the one hand, and for the Corporation or its subsidiaries, on the other hand, such stockholder or Director shall have no duty to communicate or offer such transaction or business opportunity to the Corporation or its subsidiaries and such stockholder or Director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity.  The preceding sentence of this Article XII shall not apply to any potential transaction or business opportunity that is expressly offered to a Director or employee of the Corporation or its subsidiaries, solely in his or her capacity as a Director or employee of the Corporation or its subsidiaries.

Section 12.2     Corporate Opportunity. To the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the Corporation or its subsidiaries unless (a) the Corporation or its subsidiaries would be permitted to undertake such transaction or opportunity in accordance with this Amended and Restated Certificate of Incorporation, (b) the Corporation or its subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity (c) the Corporation or its subsidiaries have an interest or expectancy in such transaction or opportunity and (d) such transaction or opportunity would be in the same or similar line of business in which the Corporation or its subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

Section 12.3     Liability.  No stockholder and no Director will be liable to the Corporation or its subsidiaries or stockholders for breach of any duty (contractual or otherwise) solely by reason of any activities or omissions of the types referred to in this Article XII, except to the extent such actions or omissions are in breach of this Article XII.

ARTICLE XIII.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any Person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIII.

ARTICLE XIV.

Section 14.1      Section 203 of the DGCL. The Corporation expressly elects not to be governed by Section 203 of the DGCL and the restrictions and limitations set forth therein.

Section 14.2      Interested Stockholder Transactions. Notwithstanding anything to the contrary set forth in this Amended and Restated Certificate of Incorporation, the Corporation shall not engage in any Business Combination (as defined below) at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, with any Interested Stockholder (as defined below) for a period of three years following the time that such stockholder became an Interested Stockholder, unless:

(a)        prior to such time, the Board of Directors approved either the Business Combination or the transaction which resulted in such stockholder becoming an Interested Stockholder; or

(b)        at or subsequent to such time the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of capital stock of the Corporation which is not owned by such Interested Stockholder.

Section 14.3      Definitions.  As used in this Amended and Restated Certificate of Incorporation, the following terms shall have the following meaning:

(a)        “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person;

(b)        “Associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of shares of voting stock of the Corporation; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c)        “Business Combination” means (i) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with the Interested Stockholder or (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the Interested Stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of capital stock of the Corporation.

(d)        “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock or other equity interests, by contract or otherwise.

(e)        “Interested Stockholder” means any Person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the outstanding shares of capital stock of the Corporation that are entitled to vote, or (ii) is an Affiliate of the Corporation and was the owner of fifteen percent (15%) or more of the outstanding shares of capital stock of the Corporation that are entitled to vote at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such Person is an Interested Stockholder, and the Affiliates and Associates of such Person. Notwithstanding anything in this Article XIV to the contrary, the term “Interested Stockholder” shall not include: (x) ML Related Parties or any of their Affiliates or Associates, (y) Crestview Holders or any of their Affiliates or Associates, including any investment funds managed, directly or indirectly, by Crestview or any other Person with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of shares of capital stock of the Corporation, or (z) any Person who acquires voting stock of the Corporation directly from an ML Related Party or a Crestview Holder or any of their respective Affiliates, and excluding, for the avoidance of doubt, any Person who acquires voting stock of the Corporation through a broker’s transaction executed on any securities exchange or other over-the-counter market or pursuant to an underwritten public offering.

(f)        “Person” means any individual, corporation, partnership, unincorporated association or other entity.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed on this October 6, 2016.

CAMPING WORLD HOLDINGS, INC.

By:	/s/ Brent L. Moody
Name:	Brent L. Moody
Title:	Chief Operating and Legal Officer